Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Oratray, Inc.
1805 Ponce De Leon Blvd. Suite 310
Coral Gables, FL 33134
https://oratray.com/

Up to $1,234,999.68 in Common Stock at $0.48
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Oratray, Inc.
Address: 1805 Ponce De Leon Blvd. Suite 310, Coral Gables, FL 33134
State of Incorporation: DE
Date Incorporated: November 01, 2019

## Terms:

Equity

Offering Minimum: $15,000.00 | 31,250 shares of Common Stock
Offering Maximum: $1,234,999.68 | 2,572,916 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.48
Minimum Investment Amount (per investor): $500.64

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Testing the Waters Reservations Page Bonus | 10% Bonus Shares</u>

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

<u>Loyalty Bonus | 10% Bonus Shares</u>

As you are a previous investor in Oratray, Inc., you are eligible for additional bonus shares.

<u>Time-Based Perks</u>

Early Bird 1

Invest $1,500 + within the first week and receive 10% bonus shares.

Early Bird 2

Invest $1,500+ within the second and third week and receive 5% bonus shares.

<u>Amount-Based Perks</u>

Tier 1 Perk

Invest $5,000 + 3% bonus shares + 30-minute Zoom call with the executive team.

Tier 2 Perk

Invest $25,000 + 5% bonus shares + 30-minute Zoom call with the executive team.

Tier 3 Perk

Invest $50,000 + 10% bonus shares + Dinner with the executive team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Oratray Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.48/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Oratray Inc. ('Oratray" or "Company") based in Miami, Florida, is a Delaware C corporation founded in 2019. The Company was created to introduce a convenient, at-home fluoride treatment system for patient use outside of the dentist's office. The commercial unit is a disposable dental tray that delivers the fluoride to the patient's teeth utilizing the Company's patent-pending fluoride burst pack. The Company proposes to initially offer the product through dentists and hygienists in six states, Florida, Ohio, New York, Massachusetts, Pennsylvania, and Georgia.

Oratray Inc. holds several patents: a. The USPTO has granted our first patent, No. 2022/0233293 A1. b. The USPTO has published our second US non-provisional patent application, No. 2022/0287812 A1. c. We have filed our international patent application with the Patent Cooperation Treaty (PCT)

Fluoride treatment prevents cavities, gum disease, sensitivity, dry mouth, and bad breath. It promotes healing after oral surgery and teeth whitening. It is an important treatment in a country where 91% of adults have had dental cavities and half of all adults 30 years or older have gum disease. The average cost of replacing a single missing tooth lost due to cavities or gum disease comes in at around $4,000.

Based on our experience, by far the most common method of fluoride treatment involves an uncomfortable procedure in the dental office. We believe this method has seen little to no innovation in its thirty-year history and leaves many patients dissatisfied with their experience. Patients complain of discomfort from excess fluid and poorly fitting trays. This method is gag-inducing and messy, involving saliva, suction, and drool.

The experience can be especially uncomfortable for young patients. We believe it also creates significant amounts of medical waste due to the excess fluids.

Unlike the old treatment, the Oratray method is clean, comfortable, and can be administered conveniently at home. It takes only two minutes to administer. The tray can be formatted in various sizes to account for different ages and bite sizes. It will open up a market for those patients who would normally only receive a single fluoride treatment at their annual or semi-annual dentist appointment to treat themselves with greater frequency, improving dental health.

The at-home fluoride trays that can currently be purchased online require separate fluoride gel. These types of at-home fluoride treatment require careful measurement and typically take at least five minutes to administer, in addition to roughly twenty minutes of cleanup and sanitization. By contrast, the Company's high-tech tray contains the fluoride measured and ready-to-go in its burst pack. This greatly minimizes the difficulty and cost for patients to effectively treat themselves at home. The disposable nature of the Company's trays also eliminates the need for subsequent clean-up and sanitization.

The dentists and hygienists Oratray has approached to date have indicated widespread approval of the concept. They believe that the Company's product aligns with the market trends toward self-service and appreciate the potential for at-home fluoride treatment to reduce precious chair time. At-home fluoride treatment would save an estimated ten minutes per visit.

Oratray products will be priced to patients at a level that is competitive with the cost of in-office treatment, but dentists will be able to proscribe multiple Oratray treatments instead of the single treatment typically administered by the dentist. This means that dentists and dental hygienists will considerably increase their revenue by proscribing Oratray's at-home fluoride treatment. Oratray products are in development and not yet available on the market.

PARTNERS

The Company will have partnerships with several businesses working alongside it in the development, refinement, and marketing of the product.

Nottingham Spirk Design Associates ('NS"), the internationally recognized industrial design firm, will assist in a variety of manners. Previously, they have developed and deployed such household-name dental products as the Spin Brush, now owned by Proctor & Gamble. NS has and will continue to provide product design, engineering, and prototyping for Oratray's products. The NS team will support consumer testing, marketing, retail testing, and reporting. NS will also manage relationships with two international dental product distributors: Henry Schein and Patterson Dental.

REGULATORY

Namsa provides regulatory, scientific, and management services to healthcare product developers. Oratray has already signed a contract with Namsa to ensure that its products will clear regulatory hurdles.

Competitors and Industry

MARKET

The current market estimate for fluoride in the United States exceeds $11 billion annually and is expected to grow to over $15 billion by 2027. In the six states selected to initially market Oratray products, 60 million hygienist patients spend $1.4 billion on fluoride treatments annually.

COMPETITION

Our first SKU is an RX fluoride treatment. The company serves patients who seek dental treatments and maintenance, tapping into a market that spends approximately 1.4 billion dollars annually on fluoride treatments in dental offices. Oratray is part of the global dental fluoride treatment market, which is projected to grow to USD 15.1 billion by 2027. *1 Dental Fluoride Treatment Market Analysis and Segment Forecasts to 2027 ©Grand View Research, Inc.

In the prescription (RX) fluoride business, there are several competitors offering fluoride treatments primarily for dental professionals' use. Here are some notable competitors: Colgate PreviDent - Colgate offers a range of prescription-strength fluoride toothpaste, gel, and varnish products designed for in-office and at-home use under the PreviDent brand. 3M ESPE - 3M ESPE manufactures fluoride varnish and professional fluoride treatments for dental professionals to help prevent tooth decay and treat sensitivity. GC America - GC America produces fluoride varnish, gels, and foams for professional dental use, providing options for both in-office and at-home fluoride treatments. Dentsply Sirona - Dentsply Sirona offers a variety of fluoride treatments, including gels, varnishes, and rinses, designed for professional use in dental offices.

Current Stage and Roadmap

CURRENT STAGE

Oratray is in the pre-revenue stage, having developed key components for success. The core burst pack technology (fluoride in an edible film) is fully developed and ready for production. Legal and compliance efforts are ongoing to support our 510(k) FDA process. Next month, we will begin injection molding for our dental trays and finalize the merging process of the burst packs, trays, and their packaging. Funds from the raise will complete the manufacturing process, hire key personnel, and secure FDA authorization.

The length of the 510(k) process with the FDA can vary depending on various factors such as the complexity of the medical device, the completeness of the submission, and the FDA's workload. However, the FDA provides estimated review times for different types of submissions. As of my last update in January 2022, the FDA's standard review time for a traditional 510(k) submission is typically around 120 days. This timeframe may be longer if the FDA requests additional information or clarification during the review process.

FUTURE ROADMAP

Although we are initially targeting the fluoride market, we plan to continue enhancing oral healthcare and expand into periodontal care, sensitivity, plaque control, whitening, pain management, dry mouth, bad breath, holistic health, and more. We believe Oratray is poised to revolutionize at-home oral care. Our innovative solution addresses a significant need, has the potential to improve patient outcomes, and offers a compelling value proposition for dental professionals.

## The Team

Officers and Directors

Name: Fernando Volante

Fernando Volante's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, President, and Chief Executive Officer
  Dates of Service: November, 2019 - Present
  Responsibilities: Managing day-to-day operations of the company, Operational Planning, Resource Management, Process, Compliance and Risk Management, and Performance Monitoring. Fernando currently receives $75,000 in salary compensation for this role.

Other business experience in the past three years:

- Employer: Volca LLC
  Title: Manager
  Dates of Service: January, 2022 - Present
  Responsibilities: Equity owner and Manager of a residential contractor company.

Other business experience in the past three years:

- Employer: Selenio LLC
  Title: Manager
  Dates of Service: January, 2019 - Present
  Responsibilities: Entity that owns real estate properties.

Name: Fernando Capriles Belis

Fernando Capriles Belis's current primary role is with VF Corporation. Fernando Capriles Belis currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Fernando's responsibilities include raising capital from friends and family. Fernando does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: VF Corporation
  Title: Senior Manager
  Dates of Service: April, 2015 - Present
  Responsibilities: Global Supply Chain Senior Finance manager working to improve operations thru operational excellence and margin efficiency.

Name: Dr. Martin Feo

Dr. Martin Feo's current primary role is with Martin Feo DDS PA. Dr. Martin Feo currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Director, Chief Operating Officer, and Chief Product Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: Usability and clinical applications for the Oratray products. Martin does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Martin Feo DDS PA
  Title: Owner
  Dates of Service: November, 2014 - Present
  Responsibilities: Private practice in periodontics and dental implants

Name: Alejandro Esquivar

Alejandro Esquivar ́s current primary role is with P&G. Alejandro Esquivar currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Chief Marketing Officer
  Dates of Service: November, 2020 - Present
  Responsibilities: Board member, share advice on product launch, Go To Market, and commercial proposal. As the company is pre-revenue, Alejandro does not currently receive salary compensation for this role and his primary job is with P&G.

Other business experience in the past three years:

- Employer: P&G
  Title: Sales Vice President Mexico International Retail Chains and Walmart LATAM
  Dates of Service: January, 2005 - Present
  Responsibilities: Lead commercial strategy and relationship with Mexico and LATAM top retailers (Walmart, Costco, Amazon, Mercado Libre)

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that customers think it is a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be commercialized. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product can result in significant losses of time and resources. Even if a product is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be commercialized. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 of the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our product will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no current customers, and effectively no revenue. If you are investing in our company, it's because you think that oral healthcare is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates is highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
The potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their

performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As a business that utilizes the internet, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The therapeutic value of the Company’s product has yet to be clinically proven.
We have initiated, but not yet completed, the clinical trial of the Company’s product to establish its efficacy for dental treatment. Fluoride has been accepted for other purposes in dental practice. However, the Company’s product is a new application of fluoride and is a newly developed device. If the clinical trial were to show no statistically significant difference between patients treated with the Company’s product and those not receiving that treatment, the viability and value of our business would be impaired.

We rely on the North American Science Associates, LLC (“NAMSA”) to conduct the clinical trial of our product.
NAMSA is conducting the Clinical Trial of the Company’s product. Although we selected these clinical partners carefully, performance of the clinical trial necessarily involves actions that are not within their or our control. Such circumstances, could hinder, delay or prevent us from bringing the Company’s product to market, impairing our viability as a business.

The Company will need to obtain regulatory clearances.
Our future success is dependent on our ability to successfully develop, obtain regulatory clearance of, and then successfully commercialize the Company’s product. We currently generate no revenue from sales of any products, and we may never be able to develop or commercialize a marketable product. For us to claim that the Company’s product is safe and effective, we must obtain 510(k) clearance from the federal Food and Drug Administration (“FDA”). That process can take months, and sometimes years, to complete and there can be no assurance that we will obtain the clearance that we seek. We cannot provide any assurance that the FDA or other regulatory agencies will give clearance to the Company’s product or allow us to make claims regarding it that will enable us or a strategic partner to effectively market and sell it into our intended market. The regulatory clearance processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory clearance of the Company’s product, the value of our business will be substantially harmed.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Fernando Volante | 5,367,134 | Common Stock | |
| Fernando Volante | 236,335 | Series A-1 Preferred Stock | 43.68% |
| Fernando Volante | 236,335 | Series A Preferred Stock | |
| Dr. Martin Feo | 4,251,626 | Common Stock | |
| Dr. Martin Feo | 206,824 | Series A-1 Preferred Stock | 33.53% |
| Dr. Martin Feo | 206,824 | Series A Preferred Stock | |

## The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,572,916 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,333,740 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The amount outstanding does not take into account 750,000 shares pursuant to options and RSUs issued and outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 2,500,000 with a total of 1,968,476 outstanding.

Voting Rights

Preferred shareholders will vote with the common shareholders on an as-converted basis.

Material Rights

Dividends: The holders of the preferred stock are entitled to receive dividends if, as and when declared by the Board of Directors. In no event shall the Company be allowed to declare or pay any dividend with respect to the Common Stock unless it first declares and pays an equivalent dividend to the holders of Preferred on an as converted basis.

Conversion: Preferred shareholders may convert 1:1 to common stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events. In the event that the Company issues additional securities at a purchase price less than the current preferred conversion price, the conversion price of the preferred shall be adjusted.

Liquidation preference: In the case of a liquidation event, prior to any distributions to the holders of Common Stock, the

Preferred shareholders will be entitled to the greater of (a) an amount per share equal to the original purchase price (the "Liquidation Preference") plus any declared and unpaid dividends or (b) the amount they are entitled to receive on an as converted, pro rata basis with all other holders of stock.

Management and Information Rights: Any Significant Investor will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to each Significant Investor (i) annual financial statements that have been reviewed by a recognized regional accounting firm approved by the Board and quarterly internally prepared financial statements, and other information as determined by the Board and (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year. A "Significant Investor" means any Investor who purchases at least $100,000 of Preferred.

Right to Participate Pro Rata in Future Rounds: All Significant Investors shall have a pro rata right, based on their percentage equity ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of any options outstanding), to participate in subsequent issuances of equity securities of the Company (subject to customary exceptions). In addition, should any Significant Investor choose not to purchase its full pro rata share, the remaining Significant Investors shall have the right to purchase the remaining pro rata shares based on the relative percentage equity ownership of the Company of each remaining Significant Investor electing to exercise such additional right to purchase.

Stockholders Agreement and Investors Rights Agreement: Investors will join in the existing Stockholders Agreement and Investors Rights Agreement between the Company and its stockholders which contains customary right of first refusal and co-sale and drag-along provisions.

Anti-dilution Provisions: Subject to customary exceptions, in the event that the Company issues additional securities at a purchase price less than the current Preferred conversion price, the conversion price of the Preferred shall be adjusted using the following broad-based weighted average formula:

$CP2 = CP1 * (A+B) / (A+C)$

CP2 = Preferred Conversion Price in effect immediately after new issue

CP1 = Preferred Conversion Price in effect immediately prior to new issue

A = Number of shares of Common Stock deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and any outstanding options on an as-exercised basis; and does not include any convertible securities converting as part of the subject transaction)

B = Aggregate received by the Corporation with respect to the new issue divided by CP1

C = Number of shares of stock issued in the subject transaction

Series A Preferred Stock

The amount of security authorized is 7,500,000 with a total of 243,902 outstanding.

Voting Rights

Preferred shareholders will vote with the common shareholders on an as-converted basis.

Material Rights

Dividends: The holders of the preferred stock are entitled to receive dividends if, as and when declared by the Board of Directors. In no event shall the Company be allowed to declare or pay any dividend with respect to the Common Stock unless it first declares and pays an equivalent dividend to the holders of Preferred on an as converted basis.

Conversion: Preferred shareholders may convert 1:1 to common stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events. In the event that the Company issues additional securities at a purchase price less than the current preferred conversion price, the conversion price of the preferred shall be adjusted.

Liquidation preference: In the case of a liquidation event, prior to any distributions to the holders of Common Stock, the Preferred shareholders will be entitled to the greater of (a) an amount per share equal to the original purchase price (the "Liquidation Preference") plus any declared and unpaid dividends or (b) the amount they are entitled to receive on an as converted, pro rata basis with all other holders of stock.

Management and Information Rights: Any Significant Investor will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to each Significant Investor (i) annual financial statements that have been reviewed by a recognized regional accounting firm approved by the Board and quarterly internally prepared financial statements, and other information as determined by the Board and (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year. A "Significant Investor" means any Investor who purchases at least $100,000 of Preferred.

Right to Participate Pro Rata in Future Rounds: All Significant Investors shall have a pro rata right, based on their percentage equity ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of any options outstanding), to participate in subsequent issuances of equity securities of the Company (subject to customary exceptions). In addition, should any Significant Investor choose not to purchase its full pro rata share, the remaining Significant Investors shall have the right to purchase the remaining pro rata shares based on the relative percentage equity ownership of the Company of each remaining Significant Investor electing to exercise such additional right to purchase.

Stockholders Agreement and Investors Rights Agreement: Investors will join in the existing Stockholders Agreement and Investors Rights Agreement between the Company and its stockholders which contains customary right of first refusal and co-sale and drag-along provisions.

Anti-dilution Provisions: Subject to customary exceptions, in the event that the Company issues additional securities at a purchase price less than the current Preferred conversion price, the conversion price of the Preferred shall be adjusted using the following broad-based weighted average formula:

$CP2 = CP1 * (A+B) / (A+C)$

CP2 = Preferred Conversion Price in effect immediately after new issue

CP1 = Preferred Conversion Price in effect immediately prior to new issue

A = Number of shares of Common Stock deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and any outstanding options on an as-exercised basis; and does not include any convertible securities converting as part of the subject transaction)

B = Aggregate received by the Corporation with respect to the new issue divided by CP1

C = Number of shares of stock issued in the subject transaction

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $658,494.20
  Use of proceeds: Working capital and general corporate purposes
  Date: January 01, 2024
  Offering exemption relied upon: 506(b)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 243,902
  Use of proceeds: Operating Expenses
  Date: November 08, 2022
  Offering exemption relied upon: Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

### Results of Operations

How long can the business operate without revenue:

To date, the Company has been funded by the Founders. The Founders are able to continue funding the Company without generating revenue.

Foreseeable major expenses based on projections:

Oratray is finalizing the injection molding production for our dental tray and preparing for future SKU launches. Studies are needed for 510k approval.

Here are the major expenses we have coming up in the next year:

- Nottingham Spirk Partnership Costs = $52,000

- Tooling Costs = $534,000

- FDA Requirements = $225,410

- Legal Fees = $40,000

- Initial Operations Cash Flow = $30,000

Future operational challenges:

Oratray is finalizing the production of the injection molding for our dental tray and preparing for future SKU launches.

Future challenges related to capital resources:

To get to market and scale our production, we will need additional capital. This includes funding for manufacturing capabilities, inventory build-up, and distribution channels. Moreover, we need resources for marketing and developing a direct sales team. Substantial additional funding will be required to establish a stand-alone business capable of manufacturing, marketing, and selling the fluoride treatment system.

Future milestones and events:

Once the 510(k) is approved by the FDA, the company's valuation will increase significantly. This approval will also enable us to scale to other SKUs and expedite future FDA applications, thereby enhancing our market presence and growth potential.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is currently being funded by the founders weekly. This method has been in place for the past few months and will continue until the crowdfunding campaign begins. As of June 13, 2024, the cash on hand is $3,000.

As of April 23, 2024, all previous promissory notes held by the Company have been converted into stock.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are crucial for our operations, including supporting employee compensation, ongoing operations, and manufacturing. If the StartEngine campaign is not successful, Oratray will seek other fundraising opportunities to secure the necessary capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are essential for the viability of the company. Currently, 100% of our funds will be sourced from the crowdfunding campaign if it reaches its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate it will not be able to operate without additional capital. This projection is based on a current monthly burn rate, which covers expenses related to employees, consultants, and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate being able to operate for 2 years. This projection is based on a current monthly burn rate of $10,000 for employee compensation and using the remaining proceeds to complete the manufacturing process, submit the FDA 510(k) application, and develop marketing distribution channels.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has considered additional future sources of capital, including Angel Investors, venture capital, and potential future crowdfunding campaigns. However, we have not initiated any additional campaigns yet.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $6,022,136.64

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are not exercised; and (iii) any shares reserved for issuance under a stock plan are not issued. THe company does not have any outstanding convertible securities at this time.

### Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.68, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Legal Fees
  15.0%
  Fees related to filing patents and raising capital.

- Manufacturing
  48.5%
  Manufacturing and molds with our partners.

- Company Employment
  30.0%
  Hiring and paying current employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://oratray.com/ (https://oratray.com/investors).

### Updates

Updates on the status of this Offering may be found at: www.startengine.com/oratray

### Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Oratray, Inc.

[See attached]

Oratray Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Oratray Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 15, 2024

## ORATRAY INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **ASSETS** | | |
| ***Current Assets:*** | | |
| Cash in bank | 329 | 130 |
| **TOTAL ASSETS** | **329** | **130** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| ***Current Liabilities:*** | | |
| Shareholder loans | 113,270 | - |
| Convertible note | 159,950 | - |
| Accrued interest | 28,929 | - |
| ***TOTAL CURRENT LIABILITIES*** | 302,149 | - |
| ***Noncurrent Liabilities:*** | | |
| Shareholder loans - noncurrent | - | 83,000 |
| Convertible note - noncurrent | - | 126,000 |
| Accrued interest - noncurrent | - | 9,733 |
| ***TOTAL NONCURRENT LIABILITIES*** | - | 218,733 |
| ***TOTAL LIABILITIES*** | 302,149 | 218,733 |
| **EQUITY** | | |
| Common stock | - | - |
| Preferred stock Series A-1 | 197 | 197 |
| Preferred stock Series A | 24 | 24 |
| Additional paid-in capital | 728,273 | 728,273 |
| Retained earnings | (1,030,314) | (947,097) |
| ***TOTAL EQUITY*** | (301,820) | (218,603) |
| **TOTAL LIABILITIES AND EQUITY** | **329** | **130** |

**ORATRAY INC. STATEMENT OF OPERATIONS**

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **OPERATING EXPENSES** | | |
| Professional fees | 61,441 | 238,039 |
| Interest expense | 19,196 | 13,186 |
| Computer and internet expenses | 1,961 | 1,364 |
| Bank charges | 619 | 587 |
| Rent expense | - | 10,000 |
| Office supplies | - | 522 |
| **TOTAL OPERATING EXPENSES** | 83,217 | 263,698 |
| ***NET LOSS*** | **83,217** | **263,698** |

**ORATRAY INC. STATEMENT OF CASH FLOWS**

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **OPERATING ACTIVITIES** | | |
| *Net loss* | (83,217) | (263,698) |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | | |
| Interest expense | - | 10,000 |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | - | 10,000 |
| *Net Cash used in Operating Activities* | (83,217) | (253,698) |
| **FINANCING ACTIVITIES** | | |
| Payment of interest | - | (10,000) |
| Increase in: | | |
| Shareholder loans | 30,270 | 83,000 |
| Convertible note | 33,950 | 48,000 |
| Accrued interest | 19,196 | 8,933 |
| *Issuance of preferred stock series A* | - | 100,000 |
| *Cash used in Financing Activities* | 83,416 | 229,933 |
| Cash at the beginning of period | 130 | 23,895 |
| Net Cash increase (decrease) for period | 199 | (23,765) |
| Cash at end of period | 329 | 130 |

## ORATRAY INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | Preferred Stock - Series A-1 | | Preferred Stock - Series A | | Additional Paid-in Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | # of Shares | $ Amount | # of Shares | $ Amount | | | |
| Beginning balance at 1/1/22 | 9,250,000 | - | - | - | - | - | - | (683,398) | (683,398) |
| Issuance of stocks | - | - | 1,968,476 | 197 | 243,902 | 24 | 728,273 | - | 728,494 |
| Net loss | - | - | - | - | - | - | - | (263,698) | (263,698) |
| Ending balance at 12/31/22 | 9,250,000 | - | 1,968,476 | 197 | 243,902 | 24 | 728,273 | (947,096) | (218,602) |
| Net loss | - | - | - | - | - | - | - | (83,217) | (83,217) |
| Ending balance at 12/31/23 | 9,250,000 | - | 1,968,476 | 197 | 243,902 | 24 | 728,273 | (1,030,314) | (301,820) |

Oratray Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oratray Inc. ("Oratray" or "the Company") based in Miami, Florida, is a Delaware C corporation founded in 2019. The Company was created to introduce a convenient, at-home fluoride treatment system for patient use outside of the dentist's office. The commercial unit is a disposable dental tray that delivers the fluoride to the patient's teeth utilizing the Company's patent pending fluoride burst pack. The Company proposes to initially offer the product through dentists and hygienists in six states, Florida, Ohio, New York, Massachusetts, Pennsylvania, and Georgia. The dentists and hygienists Oratray has approached to date have indicated widespread approval of the concept. They believe that the Company's product aligns with the market trends toward self-service and appreciate the potential for at-home fluoride treatment to reduce precious chair time. At-home fluoride treatment would save an estimated ten minutes per visit.

Oratray products will be priced to patients at a level that is competitive with the cost of in-office treatment, but dentists will be able to prescribe multiple Oratray treatments instead of the single treatment typically administered by the dentist. This means that dentists and dental hygienists will considerably increase their revenue by prescribing Oratray's at-home fluoride treatment.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely generate losses for some foreseeable time before generating positive working capital. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $130 and $329 in cash as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Operating Expenses

Operating expenses consist of expenses to independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has outstanding shareholder loans amounting to $83,000 and $113,270 as at December 31, 2023 and 2022, respectively. The shareholder loans are convertible notes which earn interest at 8% with accrued interest amounting to $3,733 and $12,089 as at December 31, 2023 and 2022, respectively.

The Company has transactions with Selenio LLC, a corporation owned by one of the Company's founders and CEO. The Company uses Selenio LLC's offices in Coral Gables as the main office, from time to time Oratray pays rent on the office. Related rent expenses on this amounted to $10,000 and nil in 2022 and 2023, respectively.

Also, Selenio LLC has an outstanding convertible note with the Company amounting to $48,000 and $81,950 as at December 31, 2022 and 2023, respectively. The note is subject to an 8% interest annually with related accrued interest amounting to $1,280 and $5,880 as at December 31, 2022 and 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 8%. The amounts are to be repaid at maturity, or if there is a qualified financing event, they are converted into the same class of equity sold in the qualified financing. The notes were converted in May 2024.

| | | | | For the Year Ended December 2023 | | | | For the Year Ended December 2022 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest |
| Convertible debt | 159,950 | 8% | 2024 | 159,950 | - | 159,950 | 16,840 | - | 83,000 | 83,000 | 3,733 |
| Shareholder loans | 113,270 | 8% | 2024 | 113,270 | - | 113,270 | 12,089 | - | 126,000 | 126,000 | 6,000 |
| | 273,220 | | | 273,220 | - | 273,220 | 28,929 | - | 209,000 | 209,000 | 9,733 |

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. 9,250,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,500,000 of preferred shares series A-1 and 7,500,000 shares of preferred shares series A both with the same par value of $0.0001 per share. As of 2022 and 2023, 1,968,476 shares and 243,902 shares were issued and outstanding for preferred shares series A-1 and preferred shares series A, respectively.

Voting: Preferred shareholders will vote with the common shareholders on an as-converted basis.

Dividends: The holders of the preferred stock are entitled to receive dividends if, as and when declared by the Board of Directors. In no event shall the Company be allowed to declare or pay any dividend with respect to the Common Stock unless it first declares and pays an equivalent dividend to the holders of Preferred on an as converted basis.

Conversion: Preferred shareholders may convert 1:1 to common stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events. In the event that the Company issues additional securities at a purchase price less than the current preferred conversion price, the conversion price of the preferred shall be adjusted.

Liquidation preference: In the case of a liquidation event, prior to any distributions to the holders of Common Stock, the Preferred shareholders will be entitled to the greater of (a) an amount per share equal to the original purchase price (the "Liquidation Preference") plus any declared and unpaid dividends or (b) the amount they are entitled to receive on an as converted, pro rata basis with all other holders of stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 15, 2024, the date these financial statements were available to be issued.

In May 2024, the Company converted all of its convertible notes and related accrued interest into Preferred Shares Series A-1 amounting to $302,149.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF ORATRAY

# Creating Healthy Smiles

Oratray Inc. a pioneering oral healthcare company in the pre-revenue stage, has developed a proprietary prefilled dental tray, introducing a novel method for administering medication for oral diseases. Designed for use both at home and in dental offices, our product has been ...

**Show more**

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Smile Bright with
ORATRAY
FOR HEALTHY SMILES

## $0 Raised

Get Equity
$0.48 Per Share

| RAISED | INVESTORS |
|---|---|
| $0 | --- |
| **MIN INVEST** | **VALUATION** |
| $500.64 | $6.02M |

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

# REASONS TO INVEST

- Oral diseases affect 3.9B people globally. Oratray addresses this with a more comfortable, efficient solution for the $34B oral care drug market, starting with the $1.4B annual fluoride market in 6 states.

- Oratray's proprietary burst packs, designed for convenience, 2-minute at-home and in dental office treatment can improve patient acceptance, reduce chair time, and boost dental practice revenue.

- Backed by $1 million in funding and a clear path to FDA Approval*, our product is production-ready. Designed in partnership with Nottingham Spirk, a leader in innovation R&D.

## TEAM



**Dr. Martin Fernandez Feo, DDS, MSD • Co-Founder, COO, CPO & Director**

Dr. Martin Fernandez Feo is a distinguished periodontist with a DDS and MSD from Boston University, holding an MscD and GAGS in Periodontology. He is a Clinical Assistant Professor at Boston University, contributing to the training of future dental ...

**Read More**



**Fernando Volante • Co-Founder & CEO**

Fernando Volante has 16+ years of experience in the residential real estate industry, managing a company with over 56 property transactions. He's also launched successful ventures in Latin America, including an FX brokerage and a home goods retail store. ...

**Read More**



**Alejandro Esquivar • CMO & Director (Part-Time)**

Alejandro Esquivar has 16+ years of experience with Procter & Gamble, holding strategic roles in Venezuela, Panama and operational roles in Chile and Mexico. He has excelled in Supply Chain, Finance, Marketing, Trade Marketing, and Sales. As Sales VP for Mexico ...

**Read More**

Show More

**The company is currently in the FDA pre-submission phase and has not yet been approved by the FDA for sale in the U.S.*

### THE PITCH

# Revolutionizing At-Home & In-Office Oral Care

Oratray is an oral healthcare company on a mission to improve prescription acceptance and enhance general oral health across patients. Our innovative single-use, pre-filled trays with burst packs revolutionize the way oral medications are administered and tackles a key challenge: the inconvenient and often unprofitable system of prescribing oral Rx treatment.


ORATRAY
FOR HEALTHY SMILES
Affordable for Patients,
Profitable for Providers.
Reduced Chair Time
Increased Patient Acceptance
Improved Compliance
Better Oral Health Outcomes

**The product shown above is still currently in production and is not yet available on the market.*

Introducing the Oratray system – our flagship product is a single-use and pre-filled dental tray, designed for both preventing and treating oral conditions. The product has been jointly developed with Nottingham Spirk, a leading product innovation firm with a proven track record in healthcare and consumer products. Our user-friendly burst pack technology replaces outdated methods, offering significant advantages for both dental professionals and patients.

We believe Oratray has the power to revolutionize at-home oral care delivery and enhance the patient and physician experience. This transformative approach replaces uncomfortable, often rejected traditional methods, making treatments seamless for both in-office and at-home use. By improving patient compliance and comfort, Oratray can boost dental professionals' margins and enhance overall oral health outcomes.

THE PROBLEM & OUR SOLUTION

# Benefiting Patients & Providers


Most common methods to deliver oral prescription medication such as Fluoride Treatment involves an uncomfortable procedure
The Problem
This uncomfortable procedure has seen little to no innovation in its thirty-year history and leaves many patients dissatisfied with their experience.
The Solution
Our pre-filled trays can reduce uncomfortable sensation, resulting in increased patient acceptance, overall oral health benefit, and incremental profit to dental practices.

Millions of Americans suffer from preventable dental problems. In fact, 91% of adults have had dental cavities and half of all adults 30 years or older have gum disease.[1] When delivering oral prescriptions and in the case of fluoride treatments, patients complain of discomfort, excess fluid, and poorly fitting trays. This method is gag-inducing, messy, and can create significant amounts of medical waste due to excess fluids.


Dental caries and periodontal disease are the two biggest threats to oral health.
91% of US Adults
have had dental caries
52% of US Adults
have lost a tooth or teeth due to untreated caries
~64M People
suffer from periodontal (gum) disease (50% of US Adults age 30 or older)

*Source | Source

Oratray's innovative pre-filled tray eliminates these issues as it’s convenient, mess-free, and takes just two minutes to use at home! We believe Oratray can attract patients who would normally skip a treatment, which would significantly improve compliance and lead to better overall oral health for millions.

ORATRAY™

For healthy smiles



Clean, comfortable,
& can be administered
conveniently at Home.

- Quick & Easy
- Customized Size
- Convenient
- Disposable

**The product shown above is still currently in production and is not yet available on the market.*

THE MARKET & OUR TRACTION

## Oratray's Strategic Market Entry & Expansion Plans

Oral diseases impact nearly 3.9 billion people globally[2], with the periodontal market alone expected to reach $22.6 billion by 2028.[3] Plus, periodontal gum diseases (Gingivitis and Periodontitis) affect almost half of the adult population worldwide.[4] The global fluoride market is projected to hit $15 billion by 2027.[5] We seek to serve patients who seek dental treatments and maintenance, tapping into a patient market that spends approximately $1.4 billion annually on fluoride treatments in dental offices.

## Tapping into the multi-billion dollar dental care market

### Global Dental Fluoride Treatment Market

**$15.1B** by 2027

CAGR of 4.3%

### Initial Target Market

**60M**

hygienist patients per year that spend **$1.4Bn across FL, OH, NY, MA, PA, & GA**

### Global Periodontal Market

**$2.59B** by 2028

CAGR of 8.69%

*Source | Source

Although we're initially targeting the fluoride market, we plan to continue enhancing oral healthcare and expand into periodontal care, sensitivity, plaque control, whitening, pain management, dry mouth, bad breath, holistic health, and more. We believe Oratray is poised to revolutionize at-home oral care. Our innovative solution addresses a significant need, has the potential to improve patient outcomes, and offers a compelling value proposition for dental professionals.

## Our Innovation & Traction

**$1 million raised to date**

The core burst pack technology (fluoride in an edible film) is fully developed and ready for production

Agreement established with production facilities for final tray production in compliance with FDA standards (Class II medical devices)

Positive feedback received after filing 510K pre-submission to FDA. (Class II medical devices)

The dentists and hygienists Oratray has approached to date have indicated widespread approval of the concept

Product Development by NOTTINGHAM SPIRK INNOVATION COMMERCIALIZED

Our product will be made in Switzerland

**Traction & Exciting Updates:**

- **Early Traction –** Oratray has secured $1 million in funding and have received positive feedback from dentists and hygienists.
- **Innovation at its Core –** The core burst pack technology (fluoride in an edible film) is fully developed and ready for production.
- **FDA Application Submitted –** Positive feedback received after filing 510k **pre-submission to FDA** as a Class II Medical Device.
- **Manufacturing Secured –** Agreement established with production facilities for final tray production in Compliance with FDA standards (Class II Medical Devices).

WHY INVEST

## Convenient, At-Home & In-Office Dental Care For Enhanced Oral Health


Invest in
Oratray Today
Help us revolutionize
the way people care
for their oral health.

Oratray taps into the multi-billion dollar dental care market, with a focus on the growing fluoride treatment segment. Plus, it's a win-win for providers and patients. Dentists and hygienists can gain a new revenue stream by prescribing at-home treatments, while patients benefit from a more convenient and potentially more compliant option.

We're proud of our innovation and traction as we've already secured funding, received positive feedback from professionals, and boast a fully developed core technology with an FDA application in progress. With a first batch on the horizon and a strategic distribution plan targeting an initial 6 states, we are eager to continue developing new technology beyond fluoride to expand our oral care treatment offerings.

Invest in Oratray today.

## ABOUT

HEADQUARTERS

**1805 Ponce De Leon Blvd. Suite 310**
**Coral Gables, FL 33134**

WEBSITE

**View Site**

Oratray Inc. a pioneering oral healthcare company in the pre-revenue stage, has developed a proprietary prefilled dental tray, introducing a novel method for administering medication for oral diseases. Designed for use both at home and in dental offices, our product has been created in collaboration with Nottingham Spirk. We have successfully raised $1M and have already pre-submitted our product to the FDA.

# TERMS

Oratray

## Overview

PRICE PER SHARE
**$0.48**

VALUATION
**$6.02M**

DEADLINE
**Oct. 15, 2024 at 6:59 AM UTC**

FUNDING GOAL
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT
**$500.64**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,234,999.68**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**31,250**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**2,572,916**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

Risks

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Testing the Waters Reservations Page Bonus | 10% Bonus Shares**

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

**Loyalty Bonus | 10% Bonus Shares**

As you are a previous investor in Oratray, Inc., you are eligible for additional bonus shares.

**Time-Based Perks**

**Early Bird 1**

Invest $1,500 + within the first week and receive 10% bonus shares.

**Early Bird 2**

Invest $1,500+ within the second and third week and receive 5% bonus shares.

**Amount-Based Perks**

**Tier 1 Perk**

Invest $5,000 + 3% bonus shares + 30-minute Zoom call with the executive team.

**Tier 2 Perk**

Invest $25,000 + 5% bonus shares + 30-minute Zoom call with the executive team.

**Tier 3 Perk**

Invest $50,000 + 10% bonus shares + Dinner with the executive team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

Oratray Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.48/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.*

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## FAQS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[MARTIN]:

Oral diseases affect a staggering 3.5 billion people worldwide—resulting in teeth loss, infection and even death.

In many cases, a simple prescription medication can provide a cure, but current treatments are about as fun as a root canal.

We're talking clunky styrofoam trays that dentists have to manually fill, leading to dosing errors, medication overflow, and uncomfortable, gagging patients.

And for those requiring daily or weekly treatments, it means frequent, inconvenient trips to the dentist office.

Not exactly a recipe for happy smiles.

We’re here to change all that with Oratray.

Our patented mouth tray innovation features pre-filled, pre-dosed, soft-burst capsules that release prescription treatments comfortably and effectively with natural jaw pressure. It’s the ultimate solution for a brighter, healthier smile, whether in the dentist’s chair or at home.

We’re ready to take a BIG bite out of the $37 billion dollar oral care drug market, and we’re inviting you to join us.

Our first product—fluoride mouth trays—will tackle the 16.7 billion-dollar fluoride treatment market. From there, we aim to expand the use of our technology to treat gum disease, whiten teeth, bad breath, and more.

Backing our vision is Nottingham Spirk, a renowned innovator whose designs have generated over $50 billion dollars in sales for companies like P&G and Colgate.

With their expertise, we perfected our mouth trays, burst packs, and recyclable, foil-sealed packaging—meaning that dentists can now order Oratray for convenient in-office use or prescribe it to patients for at-home treatment.

And because we can produce Oratray at scale, it’s more affordable, accessible, and more easily distributable than current solutions.

This trifecta of benefits has profound implications for underserved communities, rural areas, and developing countries, where access to dental offices is limited.

Our ease of use, straightforward treatment process, and long shelf life ensure effective oral healthcare can reach everyone, everywhere.

With our first million dollars raised, we completed manufacturing of our proprietary burst packs, and achieved key milestones like FDA pre-submission, toxicity reports, preliminary studies, and thorough market research.

Now, we need your help to cross the finish line.

Now is the time to invest as we begin our final 6 month FDA approval process. Together, let’s make oral care more affordable, accessible and comfortable for millions.

Join us by investing in Oratray today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:44 PM 03/25/2021
FILED 03:44 PM 03/25/2021
SR 20211045627 - File Number 7683033

# AMENDED AND RESTATED
# CERTIFICATE OF INCORPORATION
# OF
# ORATRAY INC

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Oratray Inc, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

**1.** That the name of this corporation is Oratray Inc, and that this corporation was originally incorporated pursuant to the General Corporation Law on November 1, 2019.

**2.** That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**FIRST:** The name of this corporation is Oratray Inc. (the "**Corporation**").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 3411 Silverside Road, Tatnall Building #104, Wilmington, County of New Castle, Delaware 19810. The name of its registered agent at such address is Corporate Creations Network Inc.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Ten Million (10,000,000.00) shares of common stock, $0.0001 par value per share (the "**Common Stock**").

**FIFTH:** The Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

**SIXTH:** Elections of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**SEVENTH:** Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

**EIGHTH:** The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

**NINTH:** To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This paragraph 9 does not affect the availability of equitable remedies for breach of fiduciary duties. No amendment to, or modification or repeal of, this paragraph 9 shall adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 14th day of January, 2021.

By: ______________________

Fernando Volante, President

**EXHIBIT G TO FORM C**

**TESTING THE WATERS MARKETING CONTENT**

*[SEE ATTACHED]*

ORATRAY™

FOR HEALTHY SMILES

start engine

# Big news

Oratray is taking reservations for a possible, upcoming round.

**Brighter + Helathier Smiles**

- Pre-filled + pre-dosed prescription patented trays
- In-office + at-home treatments
- Reach underserved + rural and remote areas

Indicate interest today:

- Claim 10% bonus rewards once you confirm your investment.

**Reserve Now** +

FROM $500+



ORATR
EALTHY SMILES

INVESTMENT UPDATES

**Dr. Martin F-Feo**

**DDS, MSD | Co-Founder**

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


ORATRAY™
FOR HEALTHY SMILES
Dr. Martin F-Feo
DDS, MSD | Co-Founder
INVESTMENT UPDATES
Be the first to know
Possible upcoming round
Reserve on start engine
Claim 10% bonus rewards once you confirm your investment.
Pre-filled + pre-dosed prescription patented trays
In-office + at-home treatments
www
startengine.com/oratray
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

**Martin F-Feo, DDS, MSD Periodontist and Implant Dentistry**
🦷 Co-founder Oratray, Inc. | Innovating Dental Care with Single-Use, Prophylactic Dental T...
4d · Edited

🌟 Exciting News from ORATRAY INC! 🌟 We're thrilled to announce possible upcoming round, aimed at revolutionizing Oral RX delivery! Visit invest.oratray.com to reserve and show your interest to invest 🌟

📢 Claim a 10% bonus reward once you confirm your investment!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



ORATRAY™
FOR HEALTHY SMILES
start engine
Big news
Oratray is taking reservations for a possible, upcoming round.
Brighter + Helathier Smiles
Pre-filled + pre-dosed prescription patented trays
In-office + at-home treatments
Reach underserved + rural and remote areas
Indicate interest today:
Claim 10% bonus rewards once you confirm your investment.
Reserve Now
FROM $500+
INVESTMENT UPDATES
Dr. Martin F-Feo
DDS, MSD | Co-Founder
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


ORATRAY™
FOR HEALTHY SMILES
We'll be using for crowdfunding when we go live soon:
Reserve on start engine
Meanwhile Reserve Now bonus is still available
STARTENGINE.COM/ORATRAY
10% The time
10x Acceptance
100x Satisfaction
Change the way we treat patients
VS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


ORATRAY™
FOR HEALTHY SMILES
STARTENGINE.COM/ORATRAY
We're taking Reservations
for a possible, upcoming round
RESERVE ON
start engine
The product is still undergoing further development and FDA review and is not yet available on the market.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Oratray is taking reservations for a possible, upcoming round. Indicate interest today.

startengine

Add to Watchlist

RESERVE NOW

GET A PIECE OF ORATRAY

# Creating Healthy Smiles

Oratray Inc. a pioneering oral healthcare company in the pre-revenue stage, has developed a proprietary prefilled dental tray, introducing a novel method for administering medication for oral diseases. Designed for use both at home and in dental offices, our product has been created in collaboration with Nottingham Spirk. We have successfully raised $1M and have already pre-submitted our product to the FDA.

Show less

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


Smile Bright with
ORATRAY

$6,210.50 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $6,210.50

INVESTORS 2

## REASONS TO INVEST

- Oral diseases affect 3.9B people globally. Oratray addresses this with a more comfortable, efficient solution for the $34B oral care drug market, starting with the $1.4B annual fluoride market in 6 states.
- Oratray's proprietary burst packs, designed for convenience, 2-minute at-home and in dental office treatment can improve patient acceptance, reduce chair time, and boost dental practice revenue.
- Backed by $1 million in funding and a clear path to FDA

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

## TEAM



**Dr. Martin Fernandez Feo, DDS, MSD • Co-Founder, COO, CPO & Director**

Dr. Martin Fernandez Feo is a distinguished periodontist with a DDS and MSD from Boston University, holding an MscD and GAGS in Periodontology. He is a Clinical Assistant Professor at Boston University, contributing to the training of future dental ...

Read More



**Fernando Volante • Co-Founder & CEO**

Fernando Volante has 16+ years of experience in the residential real estate industry, managing a company with over 56 property transactions. He's also launched successful ventures in Latin America, including an FX brokerage and a home goods retail store. ...

Read More



**Alejandro Esquivar • CMO & Director (Part-Time)**

Alejandro Esquivar has 16+ years of experience with Procter & Gamble, holding strategic roles in Venezuela, Panama and operational roles in Chile and Mexico. He has excelled in Supply Chain, Finance, Marketing, Trade Marketing, and Sales. As Sales VP for Mexico ...

Read More

Show More

**The company is currently in the FDA pre-submission phase and has not yet been approved by the FDA for sale in the U.S.*

THE PITCH

## Revolutionizing At-Home & In-Office Oral Care

Oratray is an oral healthcare company on a mission to improve prescription acceptance and enhance general oral health across patients. Our innovative single-use, pre-filled trays with burst packs revolutionize the way oral medications are administered and tackles a key challenge: the inconvenient and often unprofitable system of prescribing oral Rx treatment.


ORATRAY
Affordable for Patients, Profitable for Providers.
Reduced Chair Time
Increased Patient Acceptance
Improved Compliance
Better Oral Health Outcomes

*The product shown above is still currently in production and is not yet available on the market.*

Introducing the Oratray system – our flagship product is a single-use and pre-filled dental tray, designed for both preventing and treating oral conditions. The product has been jointly developed with Nottingham Spirk, a leading product innovation firm with a proven track record in healthcare and consumer products. Our user-friendly burst pack technology replaces outdated methods, offering significant advantages for both dental professionals and patients.

We believe Oratray has the power to revolutionize at-home oral care delivery and enhance the patient and physician experience. This transformative approach replaces uncomfortable, often rejected traditional methods, making treatments seamless for both in-office and at-home use. By improving patient compliance and comfort, Oratray can boost dental professionals' margins and enhance overall oral health outcomes.

THE PROBLEM & OUR SOLUTION

## Benefiting Patients & Providers


Most common methods to deliver oral prescription medication such as Fluoride Treatment involves an uncomfortable procedure
The Problem
This uncomfortable procedure has seen little to no innovation in its thirty-year history and leaves many patients dissatisfied with their experience.
The Solution
Our pre-filled trays can reduce uncomfortable sensation, resulting in increased patient acceptance, overall oral health benefit, and incremental profit to dental practices.

Millions of Americans suffer from preventable dental problems. In fact, 91% of adults have had dental cavities and half of all adults 30 years or older have gum disease.[*] When delivering oral prescriptions and in the case of fluoride treatments, patients complain of discomfort, excess fluid, and poorly fitting trays. This method is gag-inducing, messy, and can create significant amounts of medical waste due to excess fluids.


Dental caries and periodontal disease are the two biggest threats to oral health.
91% of US Adults
have had dental caries
~64M People
suffer from periodontal (gum) disease (50% of US Adults age 30 or older)
52% of US Adults
have lost a tooth or teeth due to untreated caries

*Source | Source

Oratray's innovative pre-filled tray eliminates these issues as it's convenient, mess-free, and takes just two minutes to use at home! We believe Oratray can attract patients who would normally skip a treatment, which would significantly improve compliance and lead to better overall oral health for millions.


ORATRAY
For healthy smiles
Clean, comfortable, & can be administered conveniently at Home.
Quick & Easy
Customized Size
Convenient
Disposable

*The product shown above is still currently in production and is not yet available on the market.

THE MARKET & OUR TRACTION

## Oratray's Strategic Market Entry & Expansion Plans

Oral diseases impact nearly 3.9 billion people globally[2], with the periodontal market alone expected to reach $22.6 billion by 2028.[3] Plus, periodontal gum diseases (Gingivitis and Periodontitis) affect almost half of the adult population worldwide.[4] The global fluoride market is projected to hit $15 billion by 2027.[5] We seek to serve patients who seek dental treatments and maintenance, tapping into a patient market that spends approximately $1.4 billion annually on fluoride treatments in dental offices.


Tapping into the multi-billion dollar dental care market
Global Dental Fluoride Treatment Market
$15.1B by 2027
CAGR of 4.3%
Initial Target Market
60M
hygienist patients per year that spend $1.4Bn across FL, OH, NY, MA, PA, & GA
Global Periodontal Market
$2.59B by 2028
CAGR of 8.69%

*Source | Source

Although we're initially targeting the fluoride market, we plan to continue enhancing oral healthcare and expand into periodontal care, sensitivity, plaque control, whitening, pain management, dry mouth, bad breath, holistic health, and more. We believe Oratray is poised to revolutionize at-home oral care. Our innovative solution addresses a significant need, has the potential to improve patient outcomes, and offers a compelling value proposition for dental professionals.


Our Innovation & Traction
$1 million raised to date
The core burst pack technology (fluoride in an edible

film) is fully developed and ready for production

Agreement established with production facilities for final tray production in compliance with FDA standards (Class II medical devices)

Positive feedback received after filing 510K pre-submission to FDA. (Class II medical devices)

The dentists and hygienists Oratray has approached to date have indicated widespread approval of the concept

Product Development by NOTTINGHAM SPIRK INNOVATION COMMERCIALIZED

Our product will be made in Switzerland

**Traction & Exciting Updates:**

- **Early Traction –** Oratray has secured $1 million in funding and have received positive feedback from dentists and hygienists.
- **Innovation at its Core –** The core burst pack technology (fluoride in an edible film) is fully developed and ready for production.
- **FDA Application Submitted –** Positive feedback received after filing 510k **pre-submission to FDA** as a Class II Medical Device.
- **Manufacturing Secured –** Agreement established with production facilities for final tray production in Compliance with FDA standards (Class II Medical Devices).

WHY INVEST

## Convenient, At-Home & In-Office Dental Care For Enhanced Oral Health


Invest in Oratray Today
Help us revolutionize the way people care for their oral health.

Oratray taps into the multi-billion dollar dental care market, with a focus on the growing fluoride treatment segment. Plus, it's a win-win for providers and patients. Dentists and hygienists can gain a new revenue stream by prescribing at-home treatments, while patients benefit from a more convenient and potentially more compliant option.

We're proud of our innovation and traction as we've already secured funding, received positive feedback from professionals, and boast a fully developed core technology with an FDA application in progress. With a first batch on the horizon and a strategic distribution plan targeting an initial 6 states, we are eager to continue developing new technology beyond fluoride to expand our oral care treatment offerings.

Invest in Oratray today.

## ABOUT

HEADQUARTERS
**1805 Ponce De Leon Blvd. Suite 310**
**Coral Gables, FL 33134**

WEBSITE
View Site

Oratray Inc. a pioneering oral healthcare company in the pre-revenue stage, has developed a proprietary prefilled dental tray, introducing a novel method for administering medication for oral diseases. Designed for use both at home and in dental offices, our product has been created in collaboration with Nottingham Spirk. We have successfully raised $1M and have already pre-submitted our product to the FDA.

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Oratray.

## $500

Testing the Waters Reservations Page Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Select

## JOIN THE DISCUSSION

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## WHY STARTENGINE?

REWARDS
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Invest in over 200 start-ups and collectibles!

## FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

**Important Message**
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the